Barbara A. Jones

Tel 617.310.6064

Fax 617.897.0954

jonesb@gtlaw.com

July 15, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Stephen Krikorian, Accounting Branch Chief

Re:	Identive Group, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 8, 2010
File No. 000-29440
Comment Letter, dated July 8, 2010 (the “Staff Comment Letter”)

Dear Mr. Krikorian:

In connection with the Staff Comment Letter, we note the Staff has requested a response from the Company to the matters raised therein within 10 business days, i.e. on or before July 22, 2010. This letter is to confirm our telephone request today, on behalf of the Company, to Morgan Youngwood for an extension of time to July 28, 2010 to file the Company’s response to the matters raised in the Staff Comment Letter. The Company has reviewed the Staff’s comments and is continuing its work to respond to the issues raised by the Staff.

We appreciate the Staff’s cooperation and assistance in this matter. If you have any questions with regard to this correspondence, please contact the undersigned at (617) 310-6064.

Respectfully submitted, /s/ Barbara A. Jones

Barbara A. Jones, Esq. On Behalf of Identive Group. Inc.

cc:	Morgan Youngwood, Staff Accountant, Securities and Exchange Commission
Courtney Haseley, Staff Attorney, Securities and Exchange Commission
Mark P. Shuman, Legal Branch Chief, Securities and Exchange Commission
Ayman Ashour, Chief Executive Officer, Identive Group, Inc.
Melvin Denton-Thompson, Chief Financial Officer, Identive Group, Inc.

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